Prestige Brands, Inc.

90 North Broadway

Irvington, New York 10533

July 11, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Prestige Brands, Inc.

Registration Statement on Form S-4

File No. 333-182501

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Prestige Brands, Inc. (the “Issuer”) and the Additional Registrants listed on Schedule A to the Registration Statement on Form S-4, as amended (File No. 333-182501) (collectively, the “Registrants”), hereby request acceleration of the effective date of their Registration Statement on Form S-4, as amended (File No. 333-182501), to 2:00 p.m., Eastern Standard Time, on July 13, 2012 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason K. Zachary of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4844 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PRESTIGE BRANDS, INC.

By:	/s/ Ronald M. Lombardi
	Name:	Ronald M. Lombardi
	Title:	Chief Financial Officer and Treasurer

PRESTIGE BRANDS HOLDINGS, INC.
PRESTIGE PERSONAL CARE HOLDINGS, INC.
PRESTIGE PERSONAL CARE, INC.
PRESTIGE SERVICES CORP.
PRESTIGE BRANDS HOLDINGS, INC.
PRESTIGE BRANDS INTERNATIONAL, INC.
MEDTECH HOLDINGS, INC.
MEDTECH PRODUCTS INC.
THE CUTEX COMPANY
THE DENOREX COMPANY
THE SPIC AND SPAN COMPANY
BLACKSMITH BRANDS, INC.

By:	/s/ Ronald M. Lombardi
	Name:	Ronald M. Lombardi
	Title:	Chief Financial Officer and Treasurer

cc:	Jason K. Zachary Kirkland & Ellis LLP

2